EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars)

		Three-month period ended March 31, 2003	Three-month period ended March 31, 2002

Net income		$9,197	$9,179
Deduct: Senior preferred stock
and series A preferred
stock dividends		6,267	6,268

	(A)	$2,930	$2,911

Common share outstanding	(B)	100	100

Earning per share	(A/B)	$ 29	$ 29